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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2002

Royal Standard Minerals Inc.
(Translation of registrant's name into English)
3258 Mob Neck Road, Heathsville, Virginia, 22473
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date November 30, 2002

Royal Standard Minerals Inc.
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

October 31, 2002 (Unaudited)	January 31, 2002 (Audited)
Assets
Current
Cash and cash equivalents
	$463,123	$554,925
Funds held in trust
	79,136	-
Marketable securities
	47,000	47,000
Receivables
	13,959	18,043
	603,218	619,968
Capital assets	24,994	-
Exploration properties	917,393	113,078
$1,545,605	$733,046

Liabilities
Current
Payables and accruals
	$44,816	$45,905

Shareholders' equity
Capital stock (Note 2)	6,577,139	5,667,723
Contributed surplus	1,425,413	1,425,413
Deficit	(6,501,763)	(6,405,995)
1,500,789	687,141

$1,545,605	$733,046

Responsibility for Financial Statements

The accompanying financial statements for Royal Standard Minerals Inc.  have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.
The most significant of these accounting principles have been set out in the January 31, 2002 audited financial statements and the October 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Royal Standard Minerals Inc.
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Nine Months Ended
October 31,		October 31,
2002	2001	2002	2001
$	$	$	$

EXPENSES
General and administration	47,280	7,581	111,577	43,415
Exchange loss (gain)	(11,719)	661	(15,809)	4,250

35,561	8,242	95,768	47,665

NET LOSS BEFORE THE FOLLOWING	(35,561)	(8,242)	(95,768)	(47,665)

Recovery of loan written off	-	(10,776)	-	484,959

NET INCOME (LOSS) FOR THE PERIOD	(35,561)	(19,018)	(95,768)	437,294
DEFICIT, BEGINNING OF PERIOD	(6,466,202)	(6,245,331)	(6,405,995)	(6,701,643)

DEFICIT, END OF PERIOD	(6,501,763)	(6,264,349)	(6,501,763)	(6,264,349)

BASIC INCOME (LOSS)
PER SHARE (NOTE 4)	(0.001)	(0.001)	(0.004)	0.018

ROYAL STANDARD MINERALS INC.
Consolidated Statements of Cash Flows (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Nine Months Ended
October 31,		October 31,
2002	2001	2002	2001
$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) for the period	(35,561)	(19,018)	(95,768)	437,294
Add back depreciation	711	-	2,154	-
Changes in non-cash working capital:
Funds held in trust	139	-	(79,136)	-
Receivables	2,038	4,006	4,084	(9,597)
Payables and accruals	12,100	(8,698)	(1,089)	(7,068)

(20,573)	(23,710)	(169,755)	420,629

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares net of
share issue costs	-	-	738,290	123,052

CASH FLOWS FROM INVESTING ACTIVITIES

Exploration property expenditures	(264,560)	(43,420)	(633,189)	(155,945)
Capital assets	-	-	(27,148)	-
Exchange fluctuation in marketable securities	-	1,258	-	1,969

(264,560)	(42,162)	(660,337)	(153,976)

Change in cash and cash equivalents	(285,133)	(65,872)	(91,802)	389,705

Cash and cash equivalents, beginning of period	748,256	657,305	554,925	201,728

Cash and cash equivalents, end of period	463,123	591,433	463,123	591,433
Supplementary information
Mining properties	171,126	-	171,126	-
Common shares	(171,126)	-	(171,126)	-

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended October 31, 2002
(Unaudited)

1. Summary of Significant Accounting Policies

The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2002.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October 31, 2002 is not indicative of the results that may be expected for the full year ending January 31, 2003.

These statements follow the same accounting policies and methods as the January 31, 2002 annual audited consolidated financial statements except for the following:

Stock Option Compensation

Effective February 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years ending January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after February 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. Capital Stock

At September 30, 2002, the Corporation had the following stock options outstanding:

October 31, 2002
Authorized Unlimited number of common shares Issued	Shares	Amount ($)
Balance, beginning of period	19,231,338	5,667,723
Exercise of stock options	910,000	88,290
Private placement, net of issue costs	7,000,000	650,000
Shares issued for property	1,000,000	171,126
Balance, end of period	28,141,338	6,577,139

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended October 31, 2002
(Unaudited)

3. Stock Options

As at October 31, 2002, the following common shares were reserved for issuance to directors, officers and employees under Royal's stock option plan:

880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
595,000 shares at CDN $0.23 per share until May 4, 2005
655,000 shares at CDN $0.40 per share until May 13, 2007

4. Basic income (loss) per share

Basic income (loss) per share has been determined by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share which reflects the maximum possible dilution from the potential exercise of outstanding stock options is anti-dilutiveand is therefore not presented.

5. Income taxes

Royal's provision for income taxes is summarized as follows:

Three Months Ended		Nine Months Ended
October 31,		October 31,
2002	2001	2002	2001
$	$	$	$
Net income (loss) for the period	(35,561)	(19,018)	(95,768)	437,294

Expected income taxes (recoverable)
at Canadian statutory rates	(15,512)	(8,391)	(41,774)	192,934

Estimated taxable temporary differences
valuation allowance	15,512	8,391	41,774	(192,934)

Provision for income taxes	-	-	-	-

ROYAL STANDARD MINERALS INC.
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended October 31, 2002
(Unaudited)

5. Income Taxes (Continued)

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2002 audited consolidated financial statements.

6. Stock Option Compensation Adjustment

When preparing its interim financial statements for the periods ended April 30, 2002 and July 31, 2002, the
Company used the Black-Scholes option valuation model to value the aggregate total of the stock options outstanding. Under Canadian generally accepted accounting principles, as discussed in Note 1, the
Company is allowed to defer stock option charges for stock options granted after January 1, 2002. As a result, the Company has decided not to present the pro-forma valuation for the Company's stock option plan as of January 1, 2002. This decision has no financial impact on previously disclosed financial statements.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 2.50% and an expected average life of 4.82 to 4.87 years.

Net loss for the nine months ended October 31, 2002	$(95,768)
Unrecorded stock option compensation adjustment	328,655
Pro forma net loss for the nine months ended October 31, 2002	$(424,423)

Basic and fully diluted loss per share - Pro-forma	$ (0.0160)

ROYAL STANDARD MINERALS INC.
Supplement to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended October 31, 2002
(Unaudited)

As of November 25, 2002, the following items were outstanding:

i) Common Shares

28,141,338 common shares

ii) Stock Options

880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
595,000 shares at CDN $0.23 per share until May 4, 2005
655,000 shares at CDN $0.40 per share until May 13, 2007